NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the common shares ('Common Shares') of CannTrust Holdings Inc.(the 'Company') from listing and registration on the Exchange at the opening of business on April 27, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Shares is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the "Manual) based on the Company's March 31, 2020 announcement that it had obtained an order from the Ontario Superior Court of Justice (Commercial List) granting protection under the Companies' Creditors Arrangement Act (Canada). Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. The Exchange, on March 31, 2020, determined that the Common Shares of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Shares from listing and registration on the Exchange. The Company was notified by phone and letter on March 31, 2020. Pursuant to the above authorization, on March 31, 2020, a press release regarding the proposed delisting was issued and posted on the Exchange's website and trading in the Common Shares were suspended prior to the market open. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied